Filed Pursuant to Rule 433
Registration No. 333-134553

FX Range Note
(“2-Month EUR/USD Range Note”)	Preliminary Terms and Conditions
100% Principal-Protected	June 22, 2007
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate).  The investor will receive a return of [1.12]% on the Maturity Date (equivalent to a [6.72]% per annum return) if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period) as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.  If the Reference Exchange rate trades outside the Reference Range (or on either of the Reference Range boundaries) at any time during the Observation Period, as observed on the continuous trading EBS Spot Dealing System, then the investor would receive zero return on the notes.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Start Date	Trade Date

End Date	Trade Date + [2] months, subject to adjustment by the Valuation Business Day Convention

Maturity Date	Issue Date + [2] months

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Range Initial Fixing (RIF)	The Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (RIF on June 22, 2007, would have been equal to 1.3455)

Reference Range	From (but excluding) the Range Lower Boundary to (but excluding) the Range Upper Boundary

Range Lower Boundary	[1.3100] (RIF - [0.0355])

Range Upper Boundary	[1.3700] (RIF + [0.0245])

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of each note multiplied by:

[1.12]%

if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

0%

if the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary) on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System

Observation Period	The period from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.

Continuously Observed Reference Exchange Rate

At any time on any day during the Observation Period, the most recent traded Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

Settlement Rate Option
and Valuation Business Day:	Reference
	Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event occurs with respect to the Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which either the Continuously Observed Reference Exchange Rate first trades outside the Reference Range (or equal to either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed Reference Exchange Rate for each such day will be a single daily Reference Exchange Rate, determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event occurs with respect to the Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed Reference Exchange Rate first trades outside the Reference Range (or equal to either the Range Lower Boundary or Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Reference Exchange Rate for the Reference Currency for each such day will be the single daily Reference Exchange Rate, determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, (a) the Continuously Observed Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Reference Exchange Rate, on the EBS Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the Reference Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the Reference Exchange Rate in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, in accordance with the Settlement Rate Option on such day.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	[TBD]

	ISIN:	[TBD]

Settlement System	DTC

Listing	Not Applicable

Denominations	USD [1,000] and whole multiples of USD [1,000]

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from the week ending June 20, 2004 to the week ending June 17, 2007, using historical data obtained from Reuters.   The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be.  In addition, the Additional Amount payable on the Maturity Date is determined based on individual trades falling strictly within the Reference Range during the Observation Period, as observed on the continuous trading EBS Spot Dealing System.  Individual trades over the course of time will vary higher and lower, respectfully, than the weekly exchange rates listed in the following chart.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range during the Observation Period, as well as a hypothetical Range Initial Fixing (1.3455), a hypothetical Range Lower Boundary (Range Initial Fixing — 0.0355, or 1.3100) and a hypothetical Range Upper Boundary (Range Initial Fixing +0.0245, or 1.3700).  The hypothetical Range Initial Fixing and EUR/USD trading range have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate.  The actual Range Initial Fixing will be determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, and the actual Range Upper Boundary will be set on the Start Date at the Range Initial Fixing +[0.0245] and the actual Range Lower Boundary will be set on the Start Date at the Range Initial Fixing — [0.0355], a total range width of [0.0600].  The following payment example also assumes that the Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System) is set at [1.12]% of the principal amount of the notes.

For example, if the EUR/USD exchange rate on the EBS Spot Dealing System was to trade strictly between 1.3100 and 1.3700 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 101.12% of the principal amount of notes held by that investor (a return of 1.12%).  However, if the EUR/USD exchange rate on the EBS Spot Dealing System was to trade, for example, between 1.300 and 1.3500, or between 1.3200 and 1.3750, during the relevant period (i.e., at some point during the relevant period trades at or below the applicable Range Lower Boundary or at or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.